UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCIENT, INC.
(Name of Issuer)
COMMON STOCK $.0001 PAR VALUE
(Title of Class of Securities)
808649107
(CUSIP Number)
ERIC GREENBERG INNOVATION INVESTMENTS, LLC ONE MONTGOMERY STREET, SUITE 3700 SAN FRANCISCO, CA 94104 (415) 364-6042
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JANUARY 15, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 808649107

13D

1.	Names of Reporting Persons./ I.R.S. Identification Nos. of above persons (entities only) Eric Greenberg

2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-

	8.	Shared Voting Power -11,144,442-*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -11,144,442-*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -11,144,442-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

                * In his capacity as the sole member of Innovation Investments, LLC, Mr. Greenberg may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 11,144,442 Shares of New Scient held directly by Innovation Investments, LLC.

CUSIP No. 808649107

13D

1.	Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only) Innovation Investments, LLC 94-3335009

2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -11,144,442-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -11,144,442-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -11,144,442-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) OO

                This Amendment No. 1 to that certain statement on Schedule 13D of Mr. Eric Greenberg, a natural person (“Greenberg”) and Innovation Investments, LLC, a Delaware limited liability company (“Innovation Investments,” and together with Greenberg, the “Reporting Persons”) filed on November 16, 2001 (the “Statement”) hereby amends the Statement as provided herein.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement.

                Item 4 of the Statement is hereby amended by adding the following sentence at the end of the second paragraph therein:

                Over the time period beginning on December 1, 2001 and ending on January 15, 2002, Greenberg transferred ownership of all Shares of New Scient owned by Greenberg to Innovation Investments.

                Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                (a)           The Reporting Persons own and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owners of 11,144,442 Shares of New Scient (5.9%), consisting of 11,144,442 Shares held directly by Innovation Investments.

                                In his capacity as the sole member of Innovation Investments, Mr. Greenberg may be deemed to be the beneficial owner of the 11,144,442 Shares of New Scient held directly by Innovation Investments.

                                Except as set forth in this Item 5(a), neither of the Reporting Persons owns beneficially any Shares of New Scient.

                (b)           Innovation Investments has the sole power to vote and to dispose of 11,144,442 Shares of New Scient.  In his capacity as the sole member of Innovation Investments, Mr. Greenberg may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 11,144,442 Shares of New Scient held directly by Innovation Investments.

                (c)           Except in connection with the transfers described in Item 4 hereof, no transactions in the Shares of New Scient have been effected since November 7, 2001 by the Reporting Persons.

                (d)           Inapplicable.

                (e)           Inapplicable.

                Item 6 of the Statement is hereby amended by deleting the first paragraph thereof and replacing it with the following:

                Eric Greenberg is the President, Chief Executive Officer and Managing Member of Innovation Investments, and may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 11,144,442 Shares of New Scient held directly by Innovation Investments.

                Item 7 of the Statement is hereby amended by adding the following at the end of such Item 7:

                Exhibit 5: Agreement of Joint Filing, dated February 13, 2002, among Greenberg and Innovation Investments.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 13, 2002	/s/ Eric Greenberg
ERIC GREENBERG

INNOVATION INVESTMENTS, LLC
	By:	/s/ Eric Greenberg
	Name:	Eric Greenberg
	Title:	President, Chief Executive Officer and Managing Member

EXHIBIT 5

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d–1 of the Securities Exchange Act of 1934 the statement dated February 13, 2002 containing the information required by Schedule 13D for the securities of Scient, Inc. held by Mr. Eric Greenberg, a natural person and Innovation Investments, LLC, a Delaware limited liability company, and such other holdings as may be reported therein.

Date: February 13, 2002	/s/ Eric Greenberg
ERIC GREENBERG

INNOVATION INVESTMENTS, LLC
	By:	/s/ Eric Greenberg
	Name:	Eric Greenberg
	Title:	President, Chief Executive Officer and Managing Member